03000358

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JAN - 2 2003
WASH. 181 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments, Inc.	**882253**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 30, 2002, Series 2002-AR5	333-56240 [illegible]
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

PROCESSED
JAN 07 2003
THOMSON
FINANCIAL

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By:
Name: Baron Silverstein
Title: Vice President

Dated: December 30, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SAMI-02AR5

SAMI-02AR5 Class A1 (A-1) 1M LIB FLTR {S&P:AAA Moody:Aaa } <P>
Orig Bal 368,000,000 Fac 1.00000 Coup 1.830 Mat 09/19/32 Wac- 0.000(0.000) WAM- / (-22836)/ 0
1.0000 x 1-mo LIBOR + 0.4500 Cap 11.0000 @ 10.5500 Floor 0.4500 @ 0.0000
DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-Dec-2002 **Curve Type:** Treas Act **Curve Date:** 27-Dec-2002 Tranche: A1 (A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.3800%	1.3800%	1.3800%	1M_LIB
	1.6500%	1.6500%	1.6500%	1YR_TRES
	1.4075%	1.4075%	1.4075%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.45	3.22	2.13	Avg. Life
	01/03	01/03	01/03	1st Prin
	01/32	01/32	01/32	Last Prin
99.625000	1.94	2.00	2.06	Yield
	4.93	3.01	2.03	Duration
99.750000	1.91	1.95	2.00	Yield
	4.94	3.01	2.03	Duration
99.875000	1.89	1.91	1.94	Yield
	4.94	3.02	2.03	Duration
100.000000	1.86	1.87	1.87	Yield
	4.95	3.02	2.04	Duration
100.125000	1.83	1.83	1.81	Yield
	4.96	3.02	2.04	Duration
100.250000	1.81	1.79	1.75	Yield
	4.96	3.03	2.04	Duration
100.375000	1.78	1.75	1.69	Yield
	4.97	3.03	2.05	Duration